SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2020 Annual Public Policy and Corporate Governance Letter

CLASSIFICATION: Public

Summary

Message from the Management

In 2020, the challenges the world faced with the pandemic showed the ability that both people and corporations have to overcome adversities. And this wasn't different for Eletrobras Companies. The past year has reinforced for Brazilian society and for all our stakeholders how essential the services provided by Eletrobras are, which came to supply 40% of Brazil's generation during some months of the last year.

Indispensable for the development of the country, energy was and has also been crucial in facing the pandemic and for the economic recovery necessary to overcome the effects of the crisis. In order to make its contribution to the country at such a critical moment, Eletrobras adapted immediately, establishing and strictly following health and safety protocols that allowed it to maintain all standards of reliability and availability of its generation and transmission assets.

More than maintaining standards, throughout 2020, Eletrobras recorded achievements in generation and transmission businesses, as well as management improvements. Also worthy of attention was Eletrobras' return to transmission auctions, after six years of absence, with the coordination of the holding company in the participation of three subsidiaries, guided by financial discipline.

The decision to resume works at Angra 3, a project of great importance for the National Interconnected System, also deserves attention in the generation segment. In 2020, the allocation of a R$ 3.5 billion budget for the Critical Path Acceleration Plan, which ensures completion of the works until 2026, was approved. The Trading business model restructuring project is another effort that ensures important gains for the coming years.

The focus on financial discipline was also present in the rationalization of Eletrobras' participation in Special Purpose Entities (SPEs) and in the merger of subsidiaries Eletrosul and CGTEE. The resulting company, CGT Eletrosul, acting exclusively and in an integrated manner in Southern Brazil, represents gains in operational efficiency, process improvement, and optimization of results. Throughout the year, the company reduced the number of interests in SPEs from 136 to 94, reaching 83 early in 2021.

Beyond the economic aspects, combining development with sustainability, Eletrobras, as a signatory to the Global Compact, is committed to EESG (environmental, economic, social and governance) issues as recognized by the market. In addition to obtaining the credentials for issuance of green bonds, the company obtained better ratings in the Carbon Disclosure Project (A-) and in the Dow Jones Sustainability Index.

Eletrobras went through the greatest operational challenge of its history, and never failed to show its strength as an essential company for Brazil. In this 2020 Annual Public Policy and Corporate Governance Letter, we thank all those who

contributed to the year's results, with partnership and the confidence that we can make an Eletrobras capable of facing new challenges. The management we represent at the company today is aware of the responsibility and honor of conducting a company that has been doing so much and is committed to delivering even more.

Rodrigo Limp Nascimento	Ruy Flaks Schneider
Chairman	Chairman of the Board of Directors



Picture: Belo_Monte_Casa_Forca_Principal_2019_07_05_Roney-Santana

General identification

In accordance with article 8, items I, III and VIII, of Law No. 13,303, of June 30, 2016, with article 13, items I, III and VIII, of Decree No. 8,945, of December 27, 2016, the Board of Directors subscribes to this Annual Letter of Public Policies and Corporate Governance of **Centrais Elétricas Brasileiras S/A — Eletrobras**, for the fiscal year of 2020.

CNPJ No. 00.001.180/0002-07, Rio de Janeiro, and No. 00.001.180/0001-28 Brasília. NIRE 53300000859	
Head office in Brasília, Federal District, and central office at Rua da Quitanda 196, 24th floor, Rio de Janeiro, RJ	
Type of State-Owned Company: Government-Controlled Company — *Holding*	
Controlling Shareholder: Federal Government through National Treasury	
Type of Company: Corporation	
Type of Capital: Subscribed Capital	
Scope of Performance: International	
Field of Activity: Energy	
Finance and Investor Relations Officer: Elvira Baracuhy Cavalcanti Presta — Phone #: (21) 2514-4631, e-mail: df@eletrobras.com	
Current independent auditors of the company: PricewaterhouseCoopers Auditores Independentes Technician in Charge: Guilherme Naves Valle— Partner E-mail: Guilherme.valle@pwc.com — Phone #: (21) 3232-6112	
Board of Directors Subscribers to the Annual Letter (61st AGO, on 04/27/2021)	**BRAZILIAN INDIVIDUAL TAXPAYERS IDENTIFICATION (CPF)**
Rodrigo Limp Nascimento	066.139.846-39
Ruy Flaks Schneider - *(Chairman of the Board)*	010.325.267-34
Bruno Eustáquio Ferreira de Castro Carvalho	053.965.606-22
Jerônimo Antunes	901.269.398-53
Ana Silvia Corso Matte	263.636.150-20
Marcelo de Siqueira Freitas	776.055.601-25
Armando Casado de Araújo	671.085.208-34
Ana Carolina Tannuri Laferté Marinho	269.353.698-78
Daniel Alves Ferreira	205.862.458-04
Felipe Villela Dias	218.680.308-90
Carlos Eduardo Rodrigues Pereira	088.768.387-83
Managers Subscribers to the Annual Letter	**BRAZILIAN INDIVIDUAL TAXPAYERS IDENTIFICATION (CPF)**
Rodrigo Limp Nascimento — Chief Executive Officer	066.139.846-39
Elvira Baracuhy Cavalcanti Presta – Finance and Investor Relations Officer	590.604.504-00
Camila Gualda Sampaio Araújo — Governance, Risk & Compliance Officer	030.276.296-54
Pedro Luiz de Oliveira Jatobá – Generation Officer	116.073.435-68
Márcio Szechtman – Transmission Officer	155.239.268-68
Luiz Augusto Pereira de Andrade Figueira – Management and Sustainability Officer	844.097.897-91

1. Who we are

As established in the Law that provided for the creation Eletrobras (Law No. 3,890-A/61) and in its Articles of Incorporation, as a federal government-controlled company, Eletrobras was created in order to explore the economic activities related to the energy industry due to the relevant collective interest involved in said activities that permeates the provision of public utilities included.

The purpose of Eletrobras is conducting studies, projects, and undertaking the construction and operation of generating power plants, and electric power transmission lines. Furthermore, Eletrobras also cooperates with the government services responsible for developing and executing the official electricity policy, especially promoting, together with the competent bodies, the expansion of existing projects, or the execution of others yet to be initiated. Since its foundation in 1962, Centrais Elétricas Brasileiras S/A - Eletrobras - has been composing and transforming the Brazilian energy matrix, thus contributing to the construction of the current scenario of our country.

By providing electricity - an essential resource for all productive sectors, people's relations and socioeconomic development - Eletrobras creates value for society. However, we seek to go further and echo the return we get from our activities to all interested parties and to society as a whole. And we do this by identifying the resources, assets and capital that interact with our business and understanding the impacts - both positive and negative - of the transformation of this group into electric energy, seeking to promote a responsible and sustainable management that deals with these impacts in such a way as to prevent, leverage or minimize them, while generating value in the end.

Backed by the collective interest that justified its creation, the purpose of the company is cooperating with the Ministry of Mines and Energy to improve the Country's energy policy, as follows, being responsible for managing government programs focused on the development of Brazil through the electricity sector, as we will see below.

In addition, it plays an important role in the energy integration of Latin America, with the government agent responsible for binational projects such as Itaipu and border interconnections with Argentina (Conversion Station of Uruguaiana) and Paraguay (Conversora de Rivera station).

Eletrobras operates in major hydraulic generation projects in the country, such as the plants of Belo Monte, Santo Antônio, Jirau and Teles Pires, thus contributing to the construction of the country's strategic infrastructure in terms of power generation.

Eletrobras acts as holding, with direct equity control in 7 electrical energy generation and/or transmission companies on December 31, 2020, in addition to Eletrobras Participações S.A – Eletropar and 50% of interest in Itaipu Binacional – Itaipu (through a system of joint control under the International Treaty signed by the Governments of Brazil and Paraguay), in Inambari Geração de Energia S.A., and in Rouar S.A. (through a system of joint control with the state-owned Uruguayan company *Usina y Transmissiones Eléctricas de Uruguay* – UTE). Eletrobras is the main sponsor of the Electrical Energy Research Center - Cepel, which is an advanced infrastructure for applied research in electrical systems and equipment, aiming at the creation and provision of technological solutions with special focus on generation, transmission, distribution and trade of electrical energy in Brazil.

The Company also operates as energy trading agent for Itaipu Binacional and for participants of the Alternative Energy Sources Incentive Program (PROINFA).

In 2020, the company increased its capital by R$ 7,751 million with the issuance of 202 million common shares and 14 million class B preferred shares, as per the capital increase approved by the 177th AGE of the Company, on 02/17/2020.

Eletrobras' capital stock is R$ 39.057 million, divided into 1,288,842,596 ordinary shares, 146,920 class "A" preferred shares, and 279,941,394 class "B" preferred shares, all without par value, according to the following table.

Shareholders	Common		Class "A" Preferred shares		Class "B" Preferred shares		Total	
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
Federal Government	667,888 884	52%	0	0%	494	0%	667,889,378	43%
BNDESpar	141,757,951	11%	0	0%	18,691,102	7%	160,449,053	10%
BNDES	74,545,264	6%	0	0%	18,262,671	7%	92,807,935	6%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
Free Float	358,028,908	28%	146,920	100%	242,987,127	87%	601,162,955	38%
Total	1,288,842,596	100%	146,920	100%	279,941,394	100%	1,568,930,910	100%

Eletrobras is registered with the Brazilian Securities Commission – CVM and with the Securities and Exchange Commission – SEC, with shares traded at the New York Stock Exchange – NYSE by means of the level II ADR Program, and at the Madri Stock Exchange – Latibex by means of the Latibex Program.

Our companies:

On December 31, 2020, the Eletrobras System was formed by the Holding and 7 subsidiaries, 6 of which are operational, and 50% of interest in Itaipu Nacional.

We provide below a brief description of Generation and Transmission companies controlled by Eletrobras:

- **Amazonas Geração e Transmissão de Energia S/A**, which develops generation and transmission activities in the state of Amazonas. It had been a subsidiary of Eletrobras until March 16, 2020, when its shares were transferred to Eletronorte, for subsequent incorporation.
- **CGT Eletrosul**, formed by the consolidation of **Eletrosul**, which developed generation and transmission activities in the states of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná and **CGTEE**, that held and operated thermoelectric power plants in the Southern region of Brazil.
- **Chesf**, which develops generation and transmission activities in the Brazilian Northeastern region.
- **Eletronorte**, which develops generation and transmission activities in the North and Midwestern part of Brazil.
- **Eletronuclear**, which has and operates two nuclear power plants, Angra 1 and Angra 2, and is currently building a third one, Angra 3.

- **Furnas**, which develops generation and transmission in the Southeast and Midwestern part of Brazil.

Eletrobras holds a 50% interest in **Itaipu Binacional**, the world's second largest hydroelectric power unit. Its control is shared with ANDE, the Paraguayan government entity.

Plus, it controls Eletropar, a company with relevant minority interest in Eletronet S.A. In addition to that, Eletrobras has minority interest in 25 energy companies. The following ones stand out: EDP - Energias do Brasil S.A, Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), Empresa Metropolitana de Águas e Energia S.A. (EMAE), Light S.A, among others.

Eletrobras is the main sponsor of Cepel, the largest center for technological and development research in the electric sector in Latin America.

They also have shareholdings in 83 SPEs in Brazil, 60 of which are for generation, 20 for transmission and 3 for services, in addition to 2 SPEs abroad.

2. Our Activities

Through its subsidiaries, Eletrobras performs generation and transmission activities, in addition to trading of electric power in Brazil.

Generation Business

Eletrobras, on 12/31/2020, reached an installed capacity of 50,648.2 MW in Generation projects, which accounts for 29% of the 174,412.68 MW installed in Brazil. Out of Eletrobras' total, 61.2% covers projects wholly owned by Eletrobras' system, 23.1% account for projects performed by way of SPE's and 15.7% for projects in shared ownership, including half the capacity of Itaipu Binacional (7,000 MW). Approximately 97% of Eletrobras' total installed capacity comes from sources with low greenhouse gas ("GHG") emissions, contributing decisively to make the Brazilian electricity matrix one of the cleanest, most renewable in the world. On 12/31/2020, of the total installed capacity leveraged in projects with low GHG emissions in Brazil, 53% or 70.2 GW belong to Eletrobras. Of the total installed capacity owned by Eletrobras Companies, on 12/31/2020, about 91% corresponded to hydroelectric sources, 4% to nuclear sources, 3% to thermal sources, 1% to wind power sources and less than 1% to solar source.

Act 10438/2002 ordered Eletrobras to be the Energy Trading Agent for Itaipu. In this condition, from the 66,126 GWh expected in 2020, the company transferred 58,391 GWh of power linked to the contracted power to concessionaires in the Southern, Southeastern and Midwestern Regions, which accounted for a turnover of approximately US$ 3.68 billion. The contracted power refers to the portion of the monthly power that is up to Eletrobras of the full power of Itaipu available for contracting. The power not linked to the power contracted, purchased by Eletrobras, was of 1,653 GWh.

Transmission Business

The Interconnected Power System in Brazil has a wide transmission system to transport the energy produced by different plants across the country to consumers.

The system that carries power at high voltages (from 230 kV to 800 kV in AC and DC technology) is known as Basic Network. A small portion of the Brazilian power transmission system, mainly in the Northern region, is still isolated from the Brazilian Interconnected Power System.

On December 31, 2020, the grid of Transmission Lines (LT's) of Eletrobras Companies reached a total of 76,128.54 km, 9,127.41 km of which standing as corporate not renewed; 57,303.17 km being corporate under the O&M Regime, renewed by Act 12783/13; and 9,697.96 km referring to their shareholdings in projects performed by the Company by means of SPE's. Considering only lines with a voltage level equal to or greater than 230 kV, i.e., voltages of ±800, 750, ±600, 525/500, 345 and 230 kV, Eletrobras is responsible for 70,091.89 km, accounting for 43.54% of the total Transmission Lines in Brazil in such voltages.

Price Formation

In the current model of the Brazilian electrical energy sector, commercial relationships are established under the Regulated Contracting Environment – ACR and the Free Contracting Environment – ACL. The differences between the amounts generated, contracted and consumed are accounted for and settled in the Short-Term Market. Brazilian Electric Energy Trading Chamber - CCEE is responsible for the operation of these three environments.

The electrical energy auctions held by CCEE, by delegation from the National Electric Energy Agency - ANEEL, represent the main form of contracting in the Regulated Contracting Environment - ACR. Purchasers and traders of energy participating in the auctions formalize their commercial relationships via contracts registered under the ACR.

The structuring auctions defined by the National Energy Policy Council - CNPE are held directly by ANEEL.

Contracts in this environment have specific regulation for aspects such as energy price, contract registration submarket and term of supply, which are not subject to bilateral changes by agents. Despite not being contracted at auctions, the energy generated by the Itaipu binacional plant and the energy associated with the Alternative Energy Sources Incentive Program - Proinfa are included in the ACR, as its contracting is regulated and subject to specific conditions defined by ANEEL.

For further information on the price formation process, we suggest consulting item 7.1.a of the Reference Form.

Strategic planning

On August 1, 2020, Eletrobras released its 2020-2035 Strategic Plan to the market, where Sustainability is the premise that governs the Company's guidelines, strategies and processes, and its entire business-making. The Company's current position, different from the previous Strategic Plan, due to the agility with which changes are taking place in the most diverse spheres: social, environmental, conjuncture, structural; with a strong tendency to decarbonization; diversification of sources; increase in distributed generation; technological disruption; accelerated scanning; the way in which Brazil will evolve socioeconomically; and, consequently, the evolution of the demand for electricity. These and other trends in the electricity industry have led to adjustments in the way the company should operate, which has resulted in such new positioning. The new 2020-2035 Strategic Plan, in addition to defining a new corporate identity — Purpose, Vision and Values —, establishes a set of guidelines and objectives aimed at the growth and streamlining of Eletrobras and in line with the new trends in the energy industry.

Strategic planning 2020-2035

PURPOSE	FUTURE VISION	PRINCIPLES
We put all our energy into the sustainable development of society.	To be an innovative clean energy company, recognized for its excellence and sustainability.	• Respect for people and life; • Ethics & transparency • Excellence • Innovation • Collaboration & • recognition.

The Strategic Plan is unfolded in the Business and Management Steering Plan (PDNG), updated annually, with a five-year horizon. In December 2020, 2021-2025 PDNG was approved by the Board of Directors, which is a natural update of the 2020-2024 PDNG.

The main results available up to the moment of 2020-2024 PDNG, for each of the Strategic Guidelines are listed below:[1]


Leveraging
Net Debt/ EBITDA* Adjusted
CMDE
2019 R
2020 R
2020 M
1,59
1,45
< 2,50
People
Accident Rate
(w/ leave – Own + Third Party Employee)
RVA
2019 R
2020 R
2020 M
2,34*
1,14*
2,48
*Result of own employees only
Governance
No. of Material Weaknesses
CMDE
2019
2020 R
2020 M
4
5
0
PMSO/PMSO
Regulatory
RVA, PLR
2019 R
2020 R
2020 M
1,24
1,09
1,00
Key:
R – Accomplished
M – Goal

---

1 Due to the COVID-19 pandemic, the Occupational Health and Safety areas of Eletrobras companies focused all efforts in the search for developing and implementing best practices to prevent contamination by the novel coronavirus in and outside the work environment, with a view to preserving the lives of all employees, including outsourced service providers.
The Safety Plan for Outsourced Service Providers, a necessary condition for the implementation of routines for calculating the accident frequency rate indicator for outsourced employees, was slowed down, thus making it impossible to accurately measure work accidents and absences from work activities. It is noteworthy that, as published in PDNG 2021-2025, the accident frequency rate indicator for own and third party employees is a strategic indicator and the company is already working with an external consultancy specialized in Occupational Health and Safety that will support the change of processes, in order to allow the measurement of this and other occupational health and safety indicators, thus reaffirming the company's commitment to its entire workforce.

3. Our Public Commitment

Our purpose is to contribute to the sustainable development of society. We put our energy into this commitment, translated into adherence to sustainability indexes, in our value creation model, in the four pillars of our EESG Journey - Prosperity, Planet, People and Governance, in our commitment to the UN 2030 Agenda for Sustainable Development and its Sustainable Development Goals (SDGs) and in the search for the best business practices, considering the moment we are living in, the evolution of society in Brazil and the world and the generation of value for all our stakeholders.

As established in the Law that provided for the creation Eletrobras (Law No. 3,890-A/61) and in its Articles of Incorporation, as a federal government-controlled company, Eletrobras was created in order to explore the economic activities related to the energy industry due to the relevant collective interest that permeates the provision of public utilities.

Pursuant to current legal provisions, Eletrobras shall develop the following activities of public interest:

- operate programs for universal access to electricity;
- manage contracts from programs aimed at increasing the participation of alternative power generation ventures projects;
- execute fostering and consumer guiding programs, projects aimed at a more efficient energy use;

Its Articles of Incorporation also establish that Eletrobras must cooperate with the Ministry of Mines and Energy to improve the Country's energy policy. In this sense, it is responsible for the management of some specific programs, described below, whose funds come directly from the federal government:

Light for All Program

The Light for All Program (LPT) aims to provide, by 2022, electricity to Brazilian rural populations that still do not have access to this public service.

The Program is coordinated by the Ministry of Mines and Energy (MME) and operated by Eletrobras. In its role, Eletrobras is responsible for the technical and budgetary analysis of works programs proposed by the executing agents (power distribution companies) and for the execution and management of Operation Contracts. Plus, it monitors the execution of rural electrification works under the LTP, offering subsidies for release of federal funds and proving how these funds are applied.

The financial funds invested in the Program come from the Federal Government as a subsidy, through the Energy Development Account (CDE), and from executing agents, through their own funds or from financing. In the past, funds also came from the Global Reversion Reserve (RGR), as financing, and from the state governments involved.

By the end of 2020, considering the works programs approved by the MME, the investment forecast in LPT totaled R$ 28.51 billion, of which R$ 20.72 billion (73%) were sector funds (CDE and RGR).

Over 3.5 million connections were made in the program since 2004, accounting for 16.9 million beneficiaries in the Brazilian rural areas.

It is important to note that the Light for All Program also covered contracts not operated by Eletrobras, whose monitoring was incumbent upon the MME and the state governments.

Only considering the commitments with Eletrobras, 7,472 projects were registered in the Light for All Program's Project Management System in 2020, totaling 559,394 projects since 2004. This total of works resulted in 3,141,809 consumer units in 5,437 Brazilian municipalities, which corresponds to 95% of the total number of connections contracted between the Executing Agents and Eletrobras.

Since 2020, an amount of R$ 17.22 billion (CDE and RGR resources) has been released, out of a contracted total of R$ 20.72 billion, or 83% of total contracted resources.

In order to cover expenses inherent in its operation activities, Eletrobras receives funds from the Administrative Costs Reimbursement Rate (TRCA), associated with the Operation Contracts executed under the Light for All Program (LPT), paid by the Program's executing agents. According to LPT regulations, in Contracts executed until February 2013, the TRCA is equivalent to 1% (one percent) on the amount of each release of CDE funds and paid at the time of each release. In Contracts executed as of March 2013, the TRCA is equivalent to 1% (one percent) on the Total Cost of the Works Program contracted by the executing agent and paid, in a single installment, when the execution installment of the respective Operation Contract is released.

In 2020, Eletrobras received funds from TRCA, associated with the Operation Contracts executed under the Light for All Program (LPT), amounting to R$ 7,210,388.21 compared to the cost of R$ 8,191,693.63, carried out by the area responsible for managing the LPT at Eletrobras, without considering the costs of other areas involved in the Program's operation, such as the financial, transmission, IT and legal. In the 2017-2020 period, R$ 55.0 million were received from TRCA and a cost of R$ 39.9 million was determined by the area responsible for the management of LPT at Eletrobras.

To operate the Light for All Program, Eletrobras implemented internal controls with mapping processes and activities developed in the Company and which, from time to time, subject to internal audit. External audits are also carried out by control bodies, such as the Office of the Federal Controller General, and several requests for information from ANEEL, MME, Prosecution Offices, Federal Police, etc. are satisfied in order to provide transparency to processes managed by Eletrobras.

More Light for the Amazon Program

The National Program for Universal Access to and Use of Electrical Energy in the Legal Amazon - More Light for the Amazon (MLA) aims to provide electricity to the Brazilian population living in remote regions of the Legal Amazon, with use of renewable sources of power generation.

The Program, established by Decree No. 10,221/2020, of February 5, 2020, is coordinated by the Ministry of Mines and Energy (MME) and operated by Eletrobras, designated by Ordinance No. 86/2020, of March 9, 2020, and its executing agents are power distribution companies acting in the Legal Amazon.

The Program is effective until December 31, 2022, with the possibility of an extension until the conclusion of universal access to electricity in remote regions of the states of the Legal Amazon.

The financial funds needed for the Program will come from agents in the electricity sector, from the Energy Development Account (CDE), established as an economic subsidy. Other sources of funds could be regulated by the MME in collaboration with other government agencies.

Eletrobras, the operational agent, whose attributions in the MLA are defined in the Operation Manual, counts on the expertise of its professionals in the management of rural electrification programs, whose procedures have been audited and validated by the Federal Accounting Court and by the Office of the Federal Controller General.

According to the MME, the More Light for the Amazon Program is expected to offer electricity to approximately 82,000 families located in the remote regions of the Legal Amazon.

The first operation contracts of the MLA should be executed by Eletrobras and the executing agents in 2021, when Eletrobras will start receiving reimbursement of expenses arising from its function as Program operator, receiving funds from the Administrative Costs Reimbursement Rate (TRCA).

As established in the Program's Operation Manual, the executing agent will pay to Eletrobras a TRCA equivalent to 1% (one percent) on the total cost of the works program contracted by the executing agent under the More Light for the Amazon Program. This fee will be paid through transfer of the amount previously retained by CCEE to Eletrobras, in a single installment, charged upon release of the initial subsidy installment associated with the works program.

In 2020, a realized cost of R$ 4,205,756.99 was determined, regarding the activities of the area responsible for managing the MLA at Eletrobras, without considering the other areas involved in the operation of the Program, such as the financial and legal areas. This cost is related to the structuring of the Program at Eletrobras, with the definition of operational procedures, preparation of technical manuals, carrying out the first technical and budgetary analyzes and approval of the standard model of the operationalization contract.

More details on the Program are available at the Ministry of Mines and Energy's website: www.mme.gov.br.

Alternative Energy Sources Incentive Program - PROINFA

In 2002, the Brazilian government established Proinfa, aiming to create certain incentives for the development of alternative energy sources, such as wind projects, small hydroelectric plants and biomass generation projects. As with other social programs, Eletrobras is involved in the management of Proinfa.

Under the program, Eletrobras purchases the energy generated by these alternative sources for a period of up to 20 years and transfers that energy to free consumers and certain energy distribution companies (which are responsible for including the costs of the program in the tariffs charged from all final consumers in their respective concession areas, except for low-income consumers). In its initial phase, Proinfa is limited to a contracted capacity of 3,300MW (1,100MW from each alternative energy source).

In 2020, PROINFA generated 9.1 million MWh with a cost of R$ 3.7 billion. Eletrobras received R$ 16,152,394.56 from the Federal Government to reimburse administrative costs, as presented in the PROINFA Annual Plan – PAP, approved by ANEEL.

Global Reversion Reserve - RGR

Eletrobras was responsible for managing financing contracts awarded with funds from the Global Reversion Reserve - RGR until May 1, 2017, when management was transferred to CCEE. However, in accordance with article 28 of Decree No. 9,022/2017, financing contracts executed until November 17, 2016 remained under the responsibility of Eletrobras, which must carry out the collection of the installments and repay the RGR with funds received as amortization, contractual interest and credit facility fees.

Eletrobras is entitled to a contract management fee for exercising such financing contract management activity. Furthermore, in the event of contract breach by the debtor against Eletrobras, the reimbursement of such amount to the fund should only occur once the debtor makes such payment to Eletrobras, inclusive of interest and any applicable penalties due until the date of such payment is settled. Therefore, Eletrobras is not subject to risk of default or late payment by the debtor due to its management of such contracts.

National Electrical Energy Conservation Program - PROCEL

Aimed at promoting the efficient use of electricity in the country by combating waste and reducing sectorial costs, the National Electrical Energy Conservation Program ("Procel") is a program created by the Federal Government to implement sectorial actions in the areas of education and dissemination of information, construction, environmental sanitation, municipal energy management, public lighting and industry across the country. Information on Procel's subprograms is available at www.procelinfo.com.br.

Procel funds come comes from Law 13,280/16. It has an extra-budgetary nature (i.e., its funds do not come from the Federal Government) and its funds come from 0.1% of the Net Operating Revenue (NOR) of electricity distribution companies.

The transfer of funds provided for by Law No. 13280/2016 to Procel and their further use are conditioned upon the presentation and approval of the Annual Fund Investment Plan (PAR) and accountability of the previous year. The benefits produced by the program may be accounted for both by the energy savings and by the investments postponed in the expansion of the sector, which revert to benefits for society.

The funds provided for by the Law are deposited in a specific account, called Procel Account, separate from the Eletrobras account. The collection of funds does not follow the calendar year, as it depends on prior approval of an investment plan by a Committee coordinated by the MME and subsequent order by ANEEL. This entire process may depend on the agenda defined by the MME and other members of the Committee, considering the terms defined in Law No. 13,280.

Considering the first and second cycles of the Procel Fund Investment Plan (PAR), R$ 247 million were committed between the years 2017 and 2020 for investment in multi-annual projects.

Based on market estimates and application of specific result assessment methodologies, Procel is estimated to have promoted approximately 22.02 billion kWh in energy savings in 2020. This energy saved helped the country to prevent 1.36 million tCO2 equivalents from being released into the atmosphere, corresponding to the emissions of 467,000 vehicles in one year.

This result is also equivalent to the energy supplied by a hydroelectric power unit with 5,282 MW capacity in a year. In addition, according to estimates, the actions promoted by Procel contributed to reducing end-user demand by 7,262 MW.

It is important to emphasize that the overall energy results achieved by the program are mainly due to the Procel Seal for Energy Savings, or, simply, the Procel Seal, which shows the emphasis

placed on the final consumer, through orientation and encouragement to purchase more efficient equipment.

We highlight some of Procel's actions in 2020 below:

- Public Lighting: Released at the end of 2019, the 2nd Procel Reluz Public Call had a good part of its actions developed in 2020, with a forecast of making about 30,000 public lighting points in municipalities in all regions of the country efficient with LED technology. The Technical Cooperation Terms were executed in March by representatives of the selected projects. 77 municipalities were contemplated: 67 presented individual proposals, while the other 10 were joined in two consortiums;
- Education: The series "Consciente Coletivo" premiered in 2020. These are 10 animated short episodes that address the use of energy efficiency in different areas and present new technologies and sustainable forms of energy generation. The work was carried out in partnership with Canal Futura and also counted on the participation of Procel employees in the TV station's attractions;
- Procel Seal: Created in 1993, the Energy Saving Procel Seal, or, simply, Procel Seal, is the most important initiative of the National Electricity Conservation Program. This is a simple and effective tool that allows the consumer to know the most environmentally-friendly and efficient products in terms of electricity consumption. To stamp the Procel Energy Saving Seal on their products, air conditioning manufacturers must meet new criteria, established by the program in 2020. The review, which was a demand from society and is in line with best international practices, increased the minimum levels of energy efficiency for certification of these appliances. The work began at the Specialized Electro-electronics, Calibration and Testing Laboratories (Labelo), in Rio Grande do Sul. Financed by the first Fund Investment Plan of the National Electricity Conservation Program (2017 Procel PAR), Labelo carried out a study that determined the average temperature curve for Brazil. Furthermore, the results of the latest edition of the Residential Electrical Appliance Possession and Usage Habit Survey (PPH 2019), estimated the frequency of use of air conditioning units by Brazilians;
- Buildings: One of the impact actions carried out in the building segment was the Operational Energy Performance (DEO) and User Comfort project, aimed at facilities and building management companies. The first phase was concluded in 2020, with the offer of training, consultancy and advisory so that corporate office buildings have efficient electricity use operations and guarantee the comfort of workers and visitors. Most of the buildings that benefited from this project are occupied by public institutions, whose management contracts are less flexible, which makes this project even more of a challenge;

Other structuring actions: Procel, with support from the Energy Research Company (EPE) and the Ministry of Mines and Energy (MME), has also been active, since 2019, in the development of the first Ten-Year Energy Efficiency Plan (PDEf), which will formulate energy consumption reduction policies in key Brazilian socioeconomic sectors. After hiring a consulting firm at the end of that year, the PDEf development proposal work plan was presented in 2020. The project considers the need to point out a set of detailed alternatives to make the desired gains possible by 2030 in the areas of electricity and fuels, based on the macroeconomic and energy efficiency scenarios established in the latest 10-year Energy Expansion Plan (PDE 2029). Also fundamental is the need for a tool to manage and define the contribution to be achieved by the energy efficiency programs in two commitments undertaken by Brazil: the Sustainable Development Goals (SDGs) and the Nationally Determined Contributions (NDCs).

In 2020 Procel also created the Innovation Contest for Energy Efficiency Solutions, also known as Lab Procel Program. Its objective is to foster and intermediate development opportunities for technological innovation projects with startups and micro and small-sized companies (MPE's), to be selected by means of request for tenders, with the purpose of structuring businesses and making innovative solutions or products, with emphasis on energy efficiency, available to society.

In 2020, Eletrobras was reimbursed R$ 8.69 million of administrative costs for its assignment as Procel's executor, through funds provided for by Law No. 13,280/2016. It should be noted that Procel's other expenses are also covered by funds from Law No. 13,280/2016.

Federal Government Assets under Eletrobras' Management - BUSA

Article 2 of Decree-Law No. 1,383/74, of December 26, 1974, integrated assets and facilities expropriated with funds from the RGR Account and placed such assets, better known as BUSA, under a special use regime under the management of Eletrobras.

There are currently 1,994 Federal Government assets registered in the Computerized Union Asset Management System under Eletrobras' Management (SIGBUSA) which are linked to concession of companies in the electricity sector. 1,897 of them are assets useable in power service provision; 1,872 are operational and 25 are currently deactivated; 67 are out of service or cannot be used to for power provision. Another 23 goods were sold and 7 are in possession of the Federal Government's Equity Secretariat (SPU). Aneel, by means of Dispatch 1227, of April 30, 2020, previously consented to the selling of 67 goods considered out of service or use to provide power services.

Law No. 13,360/2016 effectively transferred, as of May 1, 2017, sector funds that were managed by Eletrobras, including the RGR Account, to be managed by the Electric Energy Trading Chamber (CCEE), without there being any legal provision regarding Eletrobras' reimbursement for the continued management of said assets.

Between 2017 and 2020, the Holding Company spent R$ 11.11 Million to manage the Federal Government's assets (BUSA). See the table below.

ELETROBRAS' COSTS AFTER TRANSFERRING THE MANAGEMENT OF THE SECTORAL FUNDS TO CCEE

(In R$ thousand)	
2017 (May to December)	2,848.81
2018	3,058.82
2019	2,546.69
2020 (January to June)	2,656.49
Total for the Period	**11,110.81**

Provisional Measure No. 998/2020, of September 01, 2020, determined that administrative, financial and tax costs incurred by Eletrobras, since May 1, 2017, with the record, preservation and management of BUSA goods and facilities, must be refunded with resources from the RGR Account pursuant to the regulation of Aneel.

Law 14,120, of March 1, 2021, resulting from MP No. 998/20, leaves no room for doubt as to the need for reimbursement. Furthermore, it was expanded by the possibility of allocating unserviceable assets in the provision of electricity services, which no longer depend only on Eletrobras' exercise of its selling power.

4. Our Risk Management

The Corporate Risk Management at Eletrobras companies aims to avoid the materialization of events that may negatively impact its strategic objectives, in favor of the generation and preservation of value and the provision of transparent information to the market and to its shareholders.

The corporate risk process of Eletrobras' companies is governed by a single Risk Management Policy approved and reviewed by its Board of Directors in its latest version, from July 2020, available at the company's website. This process is coordinated by the Holding, which guarantees systemic vision of results and standardization among all companies of the group. It is led by the companies' corporate risk and internal control areas. The general orientation is given by the holding's Governance, Risk and Compliance Committee and process results are submitted to the Executive Board and to the Board of Directors via the Statutory Audit and Risk Committee - CAE. Eletrobras' Board of Directors periodically deliberates on strategic issues concerning the corporate risk process, including the role of the Executive Board in risk management, risk appetite and the policy that should guide the entire process.

The methodological references of the corporate risk management process in Eletrobras companies are: the ABNT NBR ISO 31000: 2018 - Risk Management standard, the COSO 2013 (Internal Control) and COSO ERM 2017 (Enterprise Risk Management) frameworks, and the IIA 2020 Three-Line Model (Institute of Internal Auditors). Furthermore, the legal bases of the process are Laws No. 12,846/2013 and 13,303/2016, along with Federal Decrees No. 8,420/2015 and 8,945/2016. Thus, the risk management model adopted is based on the identification and consolidation, in a matrix, of the strategic, operational, financial and compliance risks to which companies are exposed, for further analysis, processing and monitoring through specific activities developed by their respective risk owners. The company reports the results of its evaluations internally through quarterly reports to the Board of Directors and, for an external public, through the Reference Form (CVM) and Form 20-F (SEC), both available on its website, in the Investor Relations section.

In order to support the corporate risk process, Eletrobras' Internal Control Department supports the managers in designing controls and preparing and monitoring remediation plans for eventual deficiencies. Additionally, the Corporate Integrity Department acts in this process in order to ensure the dissemination of the culture of ethics, integrity and compliance with laws and regulations that govern the activities of the group's companies. Through assessment and treatment of issues related to unethical conduct, fraud and corruption, and through the implementation and coordination of a robust integrity program, the Corporate Integrity area aims to provide the necessary support to mitigate compliance risks to which the group's companies may be exposed.

It is important to note that Eletrobras, in its corporate risk process, permanently monitors its business environment, seeking to reflect its concerns and those of its investors and the market in general. Therefore, the risks recognized as most relevant within the scope of Eletrobras companies are prioritized and addressed through the implementation of responses to risks prepared based on technical recommendations from the areas of Corporate Risks and Internal

Controls, in partnership with risk owners, always considering the exposure level validated by Management.

In 2020, the risks: Works in Generation Assets (emphasis in the construction of asset UTN Angra3), Sectorial Regulation in Generation, O&M in Generation, Social and Environmental Management of Projects, Accounting and Financial Statements (emphasis on mitigation of MWs identified), Fraud and Corruption, Information Security, Energy Trading, Sectorial Regulation in Transmission, O&M in Transmission, Human Rights, SPE Business Management and Litigation Training and Management were prioritized by the Board of Directors and analyzed, reported on a quarterly basis and, where necessary, responses to risks were defined, even when they were outside the level of exposure intended by the Management, and continue to be constantly monitored by the managers in charge of them.

More detailed information on these risks and the corporate risk process can be obtained in the forms filed with the CVM and SEC, made available by the company on its website: https://eletrobras.com/pt/ri/Paginas/Demonstracoes-Financeiras.aspx

Transactions with Related Parties:

The Policy of Transactions with Related Parties of Eletrobras Companies is intended to establish guidelines and responsibilities aimed at guiding the execution of transactions with related parties (TRP), in order to safeguard the interests of Eletrobras, their shareholders and their companies, and to govern the transfer of information necessary to comply with the legislation of applicable capital market, in Brazil and abroad.

The Policy's basic principles are: identifying measures and procedures to be followed in order to satisfactorily address conflicts of interest; ensuring an effective and independent business and decision-making process; ensuring that the agreed conditions are strictly commutative or that there is appropriate compensatory payment; ensuring that the market is informed of the terms, conditions and the parties involved in each TPR. Best corporate governance practices in the TPRs are also observed, compliance with the Code of Ethics and Integrity of Eletrobras Companies and the applicable legislation, watching over the interest of the company in which they operate, preservation of equity among all shareholders, ensuring advantage that compensates the costs and risks of monitoring and TPR image, observing the duties of loyalty and diligence and ensuring that transactions with related parties are disclosed in an appropriate and timely manner, according to the applicable laws.

In general terms, TPRs must be disclosed as follows:

1) Accounting disclosure - The financial statements of the Eletrobras company that carried out a TPR must contain the necessary disclosures to highlight to its public of interest the possibility that the entity's balance sheet and income statement are affected by the existence of business with related parties.
2) Disclosure to the Capital Market - In accordance with item XXXIII of article 30 of CVM Instruction No. 480, of December 7, 2014, with the new wording given by CVM Instruction No. 552, of October 9, 2014, Eletrobras must communicate to the market, by filing with the Brazilian Securities and Exchange Commission, the US Securities Exchange Commission (SEC), the Brazilian and foreign stock exchanges where it has listed securities and the Eletrobras holding investor relations website, the TPRs defined in CVM Instruction No. 552/2014, mentioning all the data provided for in its annex C.

More detailed information on Eletrobras Companies' Related Party Transaction Policy available at: https://eletrobras.com/pt/SiteAssets/Paginas/Estatuto-Politicas-e-Manuais/POL-19.pdf

5. Our Internal Control Structure

The internal control structure of Eletrobras companies covers:

- Process mapping: habitual and constant activity aimed at identifying risks and internal controls designed correctly and which operate according to the activity performed by the management area;
- Management Tests: periodic activity aimed at evaluating the structure of internal controls through the execution of tests to verify design efficiency and effectiveness of the operation of internal controls. The tests conducted are documented. This cycle also involves the audit, conducted by the Independent Auditor, of internal controls over the financial statements.
- Deficiency Remediation Program: habitual and constant activity, with the support of Eletrobras Management, which aims to develop and implement action plans capable of remedying deficiencies identified by the Management Tests or by the Independent Audit assessment. Within the scope of the Remediation Program, action plans are reviewed or prepared to remedy the deficiencies identified, deadlines are monitored and interim actions are developed to implement the action plan. Also within the scope of the program, managers responsible for deficient control and the implementation of the action plan are monitored and oriented. The purpose of the Program is to ensure the timely and correct execution of actions, including after the implementation of the plan through the execution of tests that will attest to the effectiveness and efficiency of the actions implemented to remedy the identified deficiencies.

In 2016, in order to give greater visibility and support to the process, Eletrobras' Board of Directors approved the creation of the Board of Compliance, currently called the Governance, Risk and Compliance Board. All activities related to risk management, internal controls and compliance are concentrated in this Board.

The material weakness identified by the External Auditors, on the elaboration and disclosure of the December 31, 2020 Financial Statements were related to the following: (i) lack of effective control environment and monitoring of controls, which caused (a) failure in monitoring of control deficiencies not immediately remedied; (b) failure in keeping efficient controls over the completeness and accuracy of key spread sheets and reports generated by systems used in control activities, and (c) failure in elaboration and keeping controls as answer to risks of relevant distortions related to business process in scope, including failures related to calculations and review of non-constant transactions / not – usual; (ii) non-efficient controls on financial reports for the end of period, including: (a) failure in projecting and keeping controls related to impairment calculations, review and approval; (b) failure in ellaboration and keeping of controls on complete and accurate accounting of diferred taxation; (c) failure in projecting and keeping controls related to integrity review of the participants and accuracy of actuarial calculations and reserves; (iii) failure in effective control related to trasactions review, at ERP, that might result in non-authorized handmade entries; (iv) failure in effective control related to ellaboration and

keeping of controls regarding procedures for granting of accesses and segregation of functions and (v) ineffective controls related to integrity and accuracy of legal deposits and judicial proceedings, including their reviews / regular updates and potential losses to be provisioned.

A structured answer for remediation of material weakness identified in the 2020' cycle is in force and consists of the following measures.

As regards the control environment, a new methodology to check the shape and efficiency of internal controls is being implemented, based on the establisment of self-evalution routines of risks and controls, which will be carried by the control owners and correspondent managers. Those routines will be executed through implemented system tool SAP Process Control selected in the section GRC-SAP (Governance Risk and Compliance), and they will be subject to review and approval from the responsible staff until the CFO and CEO of the company. Thus will allow the management to carry a close monitoring of the control execution, of eventual control defficiencies, of their correspondente remediation plans and their development. For this material weakness, we will also review the risks associated to using spread sheets and the producing of correspondent reports, so as to adequately figure out a plan of action to deal with such risks. Likewise, non-constant transactions / non-usual are already subject to formal review and approvals, as stated in the Level of Competences Policy and will be applied in conformity levels.

As regards impairment, the remediation action will consist of standardization of methodologies for the company and its subsidiaries, the application of adequate management review controls in cases where a trigger might occur and estimates used in determining impairments, in order to assure the integrity of such process.

In order to enhance our controls over accounting of diferred taxation, we are carrying a review of the process of obtainance of information and checking of diferred taxation, aiming at improving the management review controls and thus providing assurance on the process' completeness and accuracy.

As regards controls related to actuarial calculations and reserves, we are currently reviewing the process, in order to eventually adjust the control design over the completeness of beneficiaries included in the actuarial plans, as well as the conditions and calculations of each plan or to assure a proper execution of controls implemented during the period.

As regards controls for handmade key entries, during 2020 we sorted out all manual accouting entries inserted at SAP system and we have designed a solution to request formal approval according to authorizative levels in force, aiming at checking the adequate monitoring of specific transactions that might lead to non-authorized entries. Due to technical problems as well as the complexity of the development said solution, its operacionalization was only possible in the beginning of 2021. The efficiency of the newly implemented control will only be measured in the 2021 certification.

In relation to legal deposits and judicial proceedings, we are implementing a new support system that will provide broader and more precise information and control on the processes being carried and alterations in judgements and values involved. As part of the development, we intend to carry a revision on the whole stock of legal proceedings of the company and its subsidiaries,

with the objective of inserting in the new system a more reliable, updated and complete data base.

6. Our Economic and Financial Result

In 2020, Eletrobras posted net income of BR$ 6,387 Million, lower than R$ 11,133 Million achieved in 2019. Nonetheless, one should consider that the 2019 profit consists of Net Income from continued operations by R$ 7,848 Million and Net Income of R$ 3,285 Million from discontinued operations (distribution), mainly the privatization of distribution company Amazonas Energia and Ceal. Thus, if we consider the result of continuing operations, we have a decrease of R$ 1,461 million, mainly explained by provisions and unscheduled plant shutdowns, which pinpoints the Company's robustness, in terms of cash generation, even in a year marked by the Covid-19 pandemic. Eletrobras ended the year 2020 with a consolidated cash position of R$ 14.3 billion.

Net Operating Revenue decreased by 2%, from R$ 29,714 million in 2019 to R$ 29,081 million in 2020, with a strong impact of the positive results in transmission as a result of the Periodic Tariff Review, in force as of July 2020. This result in transmission partially offset the negative result in generation, strongly affected by the reduction in revenue due to the inflexibilities of Candiota III and negative portion of energy as a result of the extent of the shutdown of Angra 1 and 2 power plants in the amounts of, respectively, R$ 205 million and R$ 267 million, as well as the termination of contracts of Energy Existing in the Regulated Contracting Environment (ACR) in Furnas and Eletronorte (319MW on average and 362MW on average, respectively), although there was an increase of R$ 433 million in the generation revenue of the plants under the quota system of Law 12783/2013, owing to the annual readjustment.

The 2020 result was also impacted by a provision for contingencies amounting to R$ 4,188 million, with emphasis on R$ 2,665 million for legal contingencies on the adjustment for inflation of the compulsory loan, especially as a result of reclassification of an unfavorable decision in case No. 0023102-98.1990.8.19.0001. IFRS Ebtida, in the amount of R$ 11,474 million in 2019, dropped to R$ 10,487 million in 2020. The Net Operating Revenue of the transmission segment posted slight decrease of 0.5%, from R$ 29,665 million in 2019 to R$ 29,508 million in 2020. Recurrent Ebtida decreased by 2%, from R$ 14,268 million in 2019 to R$ 13,978 million in 2020. Profit for the Year 2020 was also impacted by the exchange rate variation resulting from the pandemic, generating a financial expense of R$ 544 million in 2020 compared to the positive variation of R$ 35 million in 2019.

More information on our Financial Statements available at: https://eletrobras.com/pt/ri/Paginas/Demonstracoes-Financeiras.aspx

7. Our Corporate Governance Model

Overview

Ethics, transparency, fairness, accountability and corporate responsibility are the guiding principles of our corporate governance practices.

The requirements and functions of governance bodies are established in the Company's Articles of Incorporation and in the respective Bylaws of each collegiate body, as are provisions regarding compliance with legal, regulatory and voluntary environments.

Eletrobras' corporate governance model includes the General Shareholders' Meeting, the Board of Directors (CA), the Audit Committee (CF) and the Executive Board (DE) and CA Advisory Committees: Audit and Risk Committee (CAE); People, Eligibility, Succession and Compensation Committee (CPES); and Strategy, Governance and Sustainability Committee (CEGS).

The company changed its Articles of Incorporation on January 28, 2020 at the 180th AGE to include the two support committees that, although already active, had no statutory provision: the Strategy, Governance and Sustainability Committee (CEGS) and the People, Eligibility, Succession and Compensation Committee (CPES), previously known as Management, People and Eligibility Committee (CGPE)

The following organizational units are directly subordinate to the Board of Directors: Governance Office (CAAS), Ombudsman's Office (CAAO) and Internal Audit (CAI)

The Board of Directors (CA) acted with all of its members in 2020, in accordance with the powers provided for in the Company's Articles of Incorporation and Bylaws. This year, CGPE and CEGS were composed of directors and, in the case of CAE, three directors and two external members.

Since its establishment in May 2018, the Audit and Risk Committee (CAE), which is permanent, assumed all duties of the Audit Committee that until then were shared between the former Audit Committee (COAUD) and by Eletrobras' Audit Committee, the latter with regard to US legislation, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE).

In 2020, the CAE held 63 ordinary meetings. Among these, 1 (one) was carried out with the managers and representatives of the internal control areas of Eletrobras Companies (05/05), two with the Holding Company's Audit Committee (03/24 and 05/12) and two with each subsidiary: Furnas (06/09 and 11/02), Eletropar (05/26 and 09/16), Eletronuclear (07/15 and 11/17), Chesf (07/02 and 10/12), Eletronorte and Amazonas GT(06/02 and 09/27), and CGT-Eletrosul (06/16 and 09/14) with the participation of the Board of Directors, Audit Committee, executive boards and technical units of these companies.

The Board of Directors (CA) was composed of eleven members and met 27 times in 2020, in accordance with the powers provided for in the Company's Articles of Incorporation and Bylaws. The board members meet the requirements of Law No. 6.404/1976, Law No. 13.303/2016, Decree No. 8.945/2016, the Company's Articles of Incorporation and the Eletrobras Companies' Referral Policy and all legal criteria applicable by the regulatory agencies. The main issues discussed in the CA were:

1. Call of Special Shareholders' Meeting to homologate increase of the Company's capital.
2. Revision and/or approval of important standards such as the Dam Safety Policy; Jurisdiction and Indication Regulations; Managerial Selection and Appointment Policy;

Policy for Execution of Court and Out-of-court Settlements of the Eletrobras Companies; Code of Conduct, Ethics and Integrity; Financial Hedging Policy and Spokesperson Policy.
3. Approval of standstill matters in order to preserve the cash of the Holding and of the controlled companies during the pandemic.
4. Sale of equity interest in SPE's.
5. Analysis of results from 2020-2024 PDNG and approval of the 2021-2025 PDNG.
6. Approval of protocol of the Eletrobras Companies for donations within the scope of the coronavirus pandemic.
7. Concession of Prepayment for Future Capital Increase (AFAC) to resume the Angra-3 project.
8. Approval of the 2020-2035 Strategic Plan.
9. Identification and prioritization of risks for the 2020-2021 cycle.
10. Approval of the risk map and securing of beacons to define the profile of Eletrobras risks, including tolerance and limits.
11. Approval of the 2021-2025 PDNG.
12. Approval of relevant operations to obtain funds by means of controlled companies.

The active participation of the board members in the committees provided greater security and reliability in decision-making. This is because, at each ordinary board meeting there is a session dedicated to reporting the activities of each committee by their respective representatives. At that moment, the coordinators not only report the works performed in the month by the respective committee, but also indicate positions and opinions regarding related matters of board deliberation.

The Audit Committee (CF) held 14 meetings in 2020, including ordinary meetings, on a monthly basis, and extraordinary meetings, adhering to the Articles of Incorporation and to the rules for its operation, defined in the Bylaws.

The Executive Board (DE) held 69 Meetings in 2020. Officers have a unified term of office of two (02) years, allowing for a maximum of three (03) consecutive reinstatements, as provided for in the Law of State-owned Companies (Law No. 13.303/2016).

Due to the covid-19 pandemic in 2020, the Executive Board of Eletrobras created on 17/Mar/2020, the Crises Committee, which gathered on a daily basis, by means of virtual meetings, and counted with the attendance of all presidents and/or other representatives of all Eletrobras Companies to assess the pandemic and its impacts on the globe and on the Company, in special on operations, health situation and protection protocols of employees. Meetings also deliberated on actions to be implemented to tackle covid-19 and assessment of their results, in addition to provide an official mean to share such actions with the Federal Government. Eletrobras hired an infectologist, as an advisor, to provide support to the subject related to covid-19. Currently, the Crisis Committee meets twice a week.

On 04/27/2021, after the 61st Annual Shareholders' Meeting of Eletrobras, the new members of the board of directors and audit committee were elected. The composition of said collegiate members is as follows:

Board of Directors:

name	appointed by	independent[2]	politically exposed person[3]
Ruy Flaks Schneider	Ministry of Mines and Energy	yes	no
Jerônimo Antunes		yes	no
Rodrigo Limp Nascimento		no	yes
Ana Silvia Corso Matte		no	no
Armando Casado de Araújo		no	yes
Bruno Eustáquio Ferreira de Castro Carvalho		no	yes
Marcelo de Siqueira Freitas		no	yes
Ana Carolina Tanuri Laferté Marinho	Ministry of Economics	no	no
Carlos Eduardo Rodrigues Pereira	representative elected by the employees	no	no
Daniel Alves Ferreira	minority shareholders-ON (Dynamic + Banco Clássico)	yes	no
Felipe Villela Dias	minority shareholders-PN (3G Radar)	yes	no

Audit Committee:

Name	Appointed by	Politically exposed person[3]
Rafael Rezende Brigolini (permanent member)	National Treasury Secretariat	no
Rafael Souza Pena (alternate)		no
Thaís Márcia Fernandes Matano Lacerda (permanent member)	Ministry of Mines and Energy	yes
Ingrid Palma Araújo (alternate)		no
Domingos Romeu Andreatta (permanent member)		yes
Ricardo Takemitsu Simabuku (alternate)		no
Antônio Emílio Bastos de Aguiar Freire (permanent member)	minority shareholders-PN (Generation F)	no
Giuliano Barbato Wolf (alternate)		no
Carlos Eduardo Teixeira Taveiros (permanent member)	minority shareholders-ON (Dynamic + Banco Clássico)	no
Roberto Juenemann (alternate)		no

The new Board of Directors reappointed the Executive Board for another 2-year term of office, as follows:

name	board	politically exposed person[3]
Rodrigo Limp Nascimento	Chairman	yes
Elvira Baracuhy Cavalcanti Presta	Finance and Investor Relations	yes
Camila Gualda Sampaio Araújo	Governance, Risk & Compliance	yes
Pedro Luiz de Oliveira Jatobá	Generation	yes
Márcio Szechtman	Transmission	yes
Luiz Augusto Pereira de Andrade Figueira	Management and Sustainability	yes

[2] *As per criteria established by art. 36 of Decree No. 8,945, of December 27, 2016.*

[3] *According to CVM Resolution No. 301, those who hold or have held, in the last 5 years, relevant public positions, jobs or functions, in Brazil or in other countries, territories and foreign dependencies, as well as their representatives, family members and other closely related individuals.*

The members of CA supporting committees are:

Audit & Risk Committee (CAE)
Jerônimo Antunes - Coordinator
Daniel Alves Ferreira
Felipe Villela Dias
Luís Henrique Bassi Almeida (external member, not a politically exposed person)
Luiz Carlos Nannini (external member, not a politically exposed person)

Management & Sustainability Committee (CEGS):
Bruno Eustáquio Ferreira Castro de Carvalho
Carlos Eduardo Rodrigues Pereira
Armando Casado de Araújo

People, Eligibility, Succession and Compensation Succession Committee (CPES):
Marcelo de Siqueira Freitas – coordinator
Ruy Flaks Schneider
Ana Silvia Corso Matte

Managers, members of the audit committee and members of other committees follow the requirements and prohibitions imposed by Law No. 13.303/2016, by Decree No. 8.945/2016, and by the Referral Policy, without prejudice to the provisions in this regard contained in current legislation and in the Company's Articles of Incorporation. Directors' duties and responsibilities, always abiding by the duties assigned to them by law, the Articles of Incorporation, the Bylaws of the Board of Directors, if any, and other internal rules of the company, are informed in another document: the Manual of Board Members Representing the Eletrobras Companies.

Eletrobras' Articles of Incorporation provides for situations of conflict of interest, according to which the manager is prohibited from deliberating on matters that conflict with his interests or relative to third parties under his influence, under the terms of art. 156 of Law No. 6,404/1976. In this case, such person should record the divergence and refrain from discussing the topic.

In order to avoid possible conflicts and use of confidential and strategic information, upon consultation with the Holding Company's Governance, Risks and Compliance Board and if previously and specifically approved by the Board of Directors, the Chief Executive Officer and the Officers may occupy positions on the Board of Directors or Audit Committees in state-owned, controlled companies, subsidiaries or affiliates, special purpose companies, and private companies not connected to the electricity sector, subject to the provisions of current legislation regarding remuneration and prohibitions. In these cases, they may occupy positions on the Board of Directors and Audit Committees subject, however, to the remuneration provisions of Law No. 9,292/1996.

Officers are required to submit to the Public Ethics Commission a Confidential Information Statement (DCI) which lists the assets of officers and the Chief Executive Officer. Such statement must also include situations or shareholdings that may constitute a conflict of interest and describe the measures taken by the Officers and the Chief Executive Officer to mitigate them.

Assessment of performance and training

Since 2013, Eletrobras has performed an individual and collective performance evaluation of the Board of Directors and the Executive Board, also including the Tax Committee. The methodology has become unique for all Eletrobras companies. The results are scored and consolidated in a report and informed to participants via meeting.

Since 2018, this assessment is carried out in an independent manner by an external advisory in all Eletrobras Companies and also included the Holding's Board of Directors Committees, the officers and directors at Cepel and SPE's where Eletrobras or its controlled companies have an interest. In 2018 it was also carried out the analysis and improvement of the methodology of Eletrobras based on market experience of the hired consultancy, which demonstrates the continuous improvement of the governance practices.

Assessment procedures were kept for 2020, including a structured interview, self-assessment and tailored assessments for the chairmen of the Boards of Directors and chief executive officers. The criteria of this study contemplate three pillars: competences, results and assignments of the agency.

The Improvement Program for Eletrobras Directors and Officers consists of an annual implementation of various educational actions to these audiences at the Holding Company, controlled companies, affiliates and SPE's, in a consistent and continuous manner. Due to covid-19 pandemic, all educational actions were remotely carried out, transmitted by means of video-conference platforms.

In 2020, educational actions on the topics below were offered to the Board of Directors:

- Innovation Trends in the Power Segment - demand from new consumer: a future vision of the power business (Market Transformation – Beyond Electricity) and evolution of the generation matrix and of the technological context of the power sector, as well as update of discussions around the serration between coverage and power.
- Digital Levers to Trade Energy: plan to restructure the trading segment at Eletrobras Companies, including the FMB Project (automation, atomization, big data analytics, business intelligence tools to produce insights).
- Digital Transformation in the Power Sector: lecture by Gartner.
- Cyber Security and YBER Data Protection: lectures from Deloitte on cyber security, and Vanda Scartezini on LGPD.
- Weather Changes and their Effects to the Power Sector: external lecture on the risks and opportunities of weather changes.
- New Corporate Governance Trends at Organizations: lecture form the Brazilian Institute of Corporate Governance (IBGC) on how to improve governance, capital market integrity and lecture from PwC on Sox (internal controls and risk management).
- Organizational Culture - "Human Factor": lectures by the consultancy Thutor on Culture and Strategy with the people and from Angela Donaggio on a new corporate governance approach based on behavioral ethics. For 2021, CA prioritized, for training courses, subjects related to innovations trends in the power sector, towards a more inclusive zero carbon economy; risks and opportunities with the regulation of the power sector; responsibilities of the board against weather changes; cyber piracy in the power sector; use of big data to generate value for shareholders; revolution of the traditional work model; new regulation to report ASG-related themes; corporate governance, ethics and integrity trends; human factor as key for competitive advantage; and retake of economy in a post-covid world.

Compensation

The main purpose of the remuneration practice adopted by Eletrobras is to promote the alignment of the interests of the managers with the interests of the Company's shareholders. For this purpose, the remuneration is set using, as parameters, the following factors: the responsibility, the time dedicated to the position, the professional competence and reputation of the Managers, as well as challenge levels required by a Company of the size of Eletrobras.

However, it must be noticed that according to Decree 9745/19, it shall fall upon the Secretariat for Coordination and Governance of State-Owned Enterprises - SEST to manifest on the compensation of managers from state-owned companies and instruct the vote of the Federal Government in their shareholders' meetings. In this context, by means of SEI Circular 252/2021/ME dated as of 05/Feb/2021, SEST instructed all state-owned companies that, regardless of their specifications and characteristics, fees owned to managers and other statutory members are not to be adjusted for the period from April 2021 to March 2022.

Therefore, restriction determined by said Secretariat in 2021 implies that the management proposal forecasts no adjustment to managers' fees, despite the risks and consequences to Eletrobras' business, once the amounts adopted below market may result in issues when retaining and attracting key positions in the Company, especially when considering that Eletrobras' amounts have not been adjusted since 2015.

Eletrobras' Executive Board members are entitled to a monthly fixed remuneration corresponding to the fees attributed to the exercise of the function, plus the following benefits: vacation bonus, supplementary private pension, transfer allowance, group life insurance, (whose costs are divided between Eletrobras and the opting member), health insurance, meal assistance, housing assistance and special allowance (which refers to Christmas bonus paid o all members of the Executive Board). Furthermore, they are entitled to Variable Annual Remuneration ("RVA"), which is paid in installments deferred over 5 years, based on the fulfillment of annual targets established by the Board of Directors and approved by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Economy. The entire Board of Eletrobras is statutory and its members are not entitled to compensation for participation in committees.

The remuneration of members of the Board of Directors and Audit Committee Fiscal is set at one tenth of the average monthly remuneration of the Executive Board's members (Chairman and Officers), excluding the amounts connected to the direct and indirect benefits granted to said members. Furthermore, they are not entitled to direct and indirect benefits, RVA, and remuneration for participation in committees, except for the Board Directors who are members of the Statutory Audit and Risk Committee, who will only receive the remuneration of a member of that committee.

Of those committees that provide support to the Board of Directors, CEGS and CPES are comprised of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders' Meeting, and subject to the duties and responsibilities referred to in Article 165 of Act 6404/76, with a term of office of two (2) years.

The Audit and Risk Committee, of permanent nature, shall be comprised of at least three members and no more than five members, including the external ones. Members of the Board of Directors who also participate in the Statutory Audit and Risk Committee are required to choose the remuneration as member of said Committee, which is defined as 60% (sixty per cent) of the average monthly remuneration of Executive Board members (Chairman and

Officers), minus vacation pay and the direct and indirect benefits granted to said members. These members are also not entitled to direct and indirect benefits and to RVA.

Thus, the setting of global remuneration of the Executive Board, members of the Board of Directors, members of the Fiscal Committee, and members of the Statutory Audit and Risk Committee Eletrobras follows an already established process, whereby Eletrobras' Management annually submits to the Office for Coordination and Governance of State Enterprises – SEST and to the Ministry of Mines and Energy – MME the remuneration proposal for the period elapsing for the current year to March of the following year.

It shall fall upon SEST to review the proposed amount when compensating Eletrobras' Managers and submit it to be approved by the National Treasury Office, which is further sent in the form of voting instructions, for approval at the Eletrobras Annual Shareholders' Meeting.

The remuneration amounts of Eletrobras' Directors are adjusted and approved annually on the occasion of the Regular Shareholders' Meeting, upon appraisal of the Management Proposal, subject to the statement of shareholders by the Company's Board of Directors.

The annual remuneration (fees) of the Chief Executive Officer of Eletrobras, in 2020, was R$ 628,268.52 (not inclusive of the amount earned as member of the Board of Directors), while the annual remuneration of other officers was R$ 598,350.84. In this same year, the total average annual fixed remuneration for Eletrobras employees was R$ 146,118.52. Therefore, the ratio between the annual remuneration of the Chief Executive Officer and the average remuneration of employees was 4.30.

More information available in item 13 of Eletrobras' Reference Form at http://eletrobras.com/pt/ri/Paginas/Demonstracoes-Financeiras.aspx.

Training on Eletrobras' Ethical Conduct and Integrity Code

The online course "Integrity and Ethical Culture of Eletrobras Companies" was launched at the end of 2019 and offered to all employees. The objective was disseminating and internalizing ethics and integrity commitments expressed in the policies and procedures of the Integrity Program and the Code of Ethical Conduct and Integrity. It was offered at two occasions in 2020, with participation of 97% of Eletrobras employees.

A new online course "Compliance under LGPD and ethics in treatment of personal data" was launched at the end of 2020. The course, that should be extended along 2021, aims at informing employees about new rules provided for by law, internalized in Eletrobras Companies' Code of Ethical Conduct and Integrity, as amended, and in specific rules and practices.

Code of Ethical Conduct and Integrity:

Eletrobras companies have several institutional and normative instruments that guide, identify, remedy, treat and, in case of violation, penalize Ethics-related matters. These instruments establish guidelines and standards that guide and formalize actions and commitments of institutional conduct by the companies and its employees, as well as interactions with suppliers, business partners, customers and other stakeholders.

The Code of Ethical Conduct and Integrity is the main document guiding the performance of Eletrobras companies, as they express and reinforce the commitments these companies assume with their stakeholders. It defines the set of values expressed in its ethical principles,

commitments in terms of conduct and responsibility of the companies and their employees, plus corporate governance, environment and corporate sustainability commitments.

The Code establishes, among others, the conduct commitments that guide business decisions by ethics, that invest in a performance aligned with public policies based on legislation and good market practices. The document reinforces the importance of caring for the company's equity and institutional image, while repealing any form or attempt of corruption and influence peddling, properly addressing the issue of conflicts of interest and establishing rules regarding the prohibition of offering or receiving gifts, privileges or benefits, imposing respect for free competition and repealing unfair competition practices.

The document was updated in November 2020 with the purpose of renewing and reinforcing the importance of ethics in our work, recognizing the evolution of concepts and legislation that underpin integrity-related issues in Brazil and abroad.

In order to promote the dissemination of an ethical culture in Eletrobras companies, an online training is provided annually to all its employees. It addresses issues of integrity and ethics, according to guidelines formalized in the Code of Ethical Conduct and Integrity, and established in the Integrity (Compliance) Program Training Plan, which periodically defines training actions on topics and concepts addressed in the policies and procedures of the Integrity Program and the Code of Ethical Conduct and Integrity.

Launched at the end of 2019 to all employees, the course "Integrity and Ethical Culture of Eletrobras Companies" was offered at two occasions in 2020, with participation of 97% of Eletrobras employees. A new course "Compliance under LGPD and ethics in treatment of personal data" was launched at the end of 2020. The course, that should be extended along 2021, aims at informing employees about new rules provided for by law, internalized in Eletrobras Companies' Code of Ethical Conduct and Integrity.

To celebrate the International Anti-Corruption Day, and with emphasis on promoting an ethical culture, the "Eletrobras Integrity and Ethical Culture Week", with lectures on governance, risks and conformity, is held every December, on the week of the 9th. In 2020, the event innovated with a fully online format carried out jointly, including all Eletrobras Companies. Important ethics and integrity topics contemplated in the Code of Ethics and Conduct were addressed in daily meetings, combining lectures offered by guests with great experience in the areas of ethics, integrity and governance, and Eletrobras' vision through the participation of professionals from specialized companies. These topics included: Factors of fraud and corruption risk; conflicts of interest; ethical culture and diversity; ethical behavior in online environments and social networks; and harassment at work.

At the same time, a campaign was held to raise awareness among employees and third parties, as well as suppliers and partners in SPE's. A web series, entitled "Eletrobras 5 Dimensions", comprised of 6 short animations on main Integrity Program guidelines, established in its set of rules, with emphasis on the Code of Ethical Conduct and Integrity.

Ombudsman's Office and Whistleblowing Channel

Eletrobras' Ombudsman's Office is an important communication channel. It is intended to serve both the internal and external publics, the Ombudsman's Office has tools to ensure the general public may request information or make suggestions, complaints or compliments. The role of the Ombudsman's Office is to seek, in collaboration with all areas of the company, solutions to the issues received, aiming at improving internal processes and transparency.

In 2020 Eletrobras Companies recorded 4,327 manifestations, which represents a drop of 5% in comparison to the previous year. This reduction is due to the covid-19 pandemic, which reduced in-loco work in the Company. From the total of manifestations, 60% were of external public, 18% of internal public and 22% of non-identified public. As profit or loss: 96% are currently finished, 4% in progress and 0.1% still pending. Living Communities, People Management, Requests for Information and Business Management were the most addressed topics.

The total number valid complaints registered in the external Whistleblowing Channel, since its creation on August 21, 2017 until the end of December 2020, was 1,629 cases. 1,325 (81%) of the total had been completed by the end of 2020. Among completed complaints, 14% were closed as valid (180) and 10% as partially valid (132). Of the total number of complaints received, 1% came from external reports, 61% from internal, and 38% did not identify. It is important to emphasize that the registration of complaints does not require identification of the reporting parties, who may or may not identify themselves. Confidentiality of data is ensured in any circumstances.

378 valid complaints were received in 2020. In the same period, 202 of them were finalized and 176 were still being investigated an December 31, 2020. If all complaints from the database are taken into account, 542 protocols were finalized in 2020. Of the valid complaints received, the main topics were: Violation of Internal Rules (135); Irregularities in contracts (49); Irregularities in Bids (38) and Misuse of Assets and Resources (29).

Between 2020 and 2019 the number of complaints received decreased by 7%. This variation was mainly due to the pandemic of COVID19, that forced Eletrobras Companies to adopt home office regime for those activities eligible for home office.

On 01.31.2020, through DEL 225/2019 of 10.28.2019, the Whistleblowing Management area (CAID), temporarily linked to the Internal Audit Superintendence (CAI) was directly linked to the Board of Directors of Eletrobras, adopting the acronym CAAD.

The area has the duty of advising the Integrity System Committee - CSI, coordinated by the Governance, Risk and Compliance Board, and reporting to the CSI and the Statutory Audit and Risk Committee - CAE. Plus, it is responsible for carrying out, coordinating and supervising the internal phase of investigation of complaints and violations to the Integrity Program, to the rules, contracts and manuals and/or legislation involving employees of Eletrobras companies, through judgment of admissibility or internal investigation. It supports disciplinary investigation commissions or disciplinary administrative proceedings. In addition to managing internal investigations at Eletrobras holding, it is also responsible for managing the Eletrobras Companies' Complaint Investigation Coordination.

The area acts with standard documents, such as investigation scripts, requesting of internal information from the business units, verification reports, among others, in addition to the investigation methodology used by all the verification teams of the Eletrobras Companies.

Provisional Measure No. 928/2020, of 03.23.2020, effective until 07.21.2020, was enacted as a result of the Covid19 pandemic. Such Provisional Measure amended Law No. 13.979/2020, which provides for public health emergency measures of international importance due to the virus. Some of these changes impacted correctional activities, such as, for instance, the suspension of deadlines for all administrative processes of accountability of public agents, including employees governed by the CLT, and private entities. As for merely investigative procedures, the measure provides for the regular continuation of the activity, with attention to proper public health care.

In spite of the challenges arising from this scenario, the investigation teams of Eletrobras companies kept the investigation processes in progress, while dedicating to reducing the backlog

of the complaint protocols contained in the database of the Complaint Investigation Coordination. The assertive and timely treatment of complaints achieved expressive results in 2020.

» 260 reports issued by the complaints investigation areas of Eletrobras companies.

» 328 recommendations issued from investigated complaints.

»100% of the analysts who work in the Complaint Investigation Areas trained in corporate investigation and forensic technology.

»Participation in the Federal Executive Branch Correction System - SisCor maturity model

Because of the organizational restructuring process of the Eletrobras holding, in 2021 the Complaints Investigation Management (CAAD) will be subordinate to the Governance, Risk and Compliance Board (DC), with consequent change of name into Complaint Investigation Department (DCDA). Another novelty that impacted the complaint handling and management process was the creation of an organizational unit - the Accountability Department (DCCR) - also subordinate to the DC. According to RES-711/2020, of 12.07.2020, the changes made to the company's organizational structure will be effective as of 02.01.2021. It is important to inform that the managerial selection process took place in February with the appointment of the manager in March.

For 2021, updates and details of procedures related to the Macroprocess of Investigation of Complaints, particularly our process of accountability and remediation, are expected.

Internal Auditing:

The Internal Auditing area is directly linked to the Board of Directors, through the Statutory Audit and Risk Committee (CAE), and its purpose is to support the company's High Administration, in the objective evaluation and perception over the efficiency of governance, risk management and internal controls processes. The Internal Auditing area of Eletrobras has produced in 2020 a total of 17 Auditing Reports, of which we highlight the following as more relevant: In the Strategic Guideline: Management of Corporate Governance, Management of New Business, Strategic Management and Sustainability and Corporate Risks Management; in Financial Guideline: Management of Corporate Business and Shareholding Participation and Management of Financial Flow; in Operational Guideline: Management of Compulsory Loan, Management of Information Security, Social and Environmental Project Management and Management of Energy Commercialization; and in Compliance Guideline: Compliance Management.

In the Annual Auditing Plan (PAINT 2020) there was an estimated figure of 23 internal auditing reports, as well as specific works regarding continual actions and/or mandatory fulfilment. In 2020, we have concluded 17 auditing works, of which 15 regarding Paint 2020 and 2 works from Paint 2019 that were prioritized. There are 4 works sheduled for 2020 that will be carried in 2021, of which 2 were concluded in january/2021 – Management of Supply Chain and Accouting Management; and 2 are estimated to be concluded in march/2021 – Litigation Management and Third Party Trasactions. Due to the impacts of the pandemic, another set of 10 activities, which

comprise the item Extraordinary Demands from Paint 2020, representing 83% of programmed works for the year, had to be rescheduled.

Besides the auditing works, the area, as informed in Paint 2020, also carries the monitoring of the actions derived from our recommendations, with the aim of checking with the involved áreas, the development of the action plans, in order to correct the "non-compliance" issues contained in the Internal Auditing Reports. The checking cycles are hels monthly and they consist in the update and validation of the information from the on-going action plans. The Internal Audit analyses and consolidates the information on a data base, for checking purposes at each new auditing work. At December 31, 2020 there were 148 unfinished recommendations, of which 46 with expired due date. The report on the subject is provided to CAE on a monthly basis.

8. Our Major Corporate Governance Improvements

Changes in the structure and in Governance practices

As a publicly traded company, Eletrobras follows international corporate governance standards compatible with the rules of the markets in which it operates. Furthermore, the company has been implementing actions to improve its corporate governance for better alignment with its Strategic Plan and its 2021-2025 Business and Management Master Plan, Law No. 13,303/16, Decree No. 8,945/16 and other laws currently in force.

The Regulation for Appointment of Representatives on Boards and Executive Boards of Eletrobras Companies, version 1.0, was approved on 11/26/2020, with the purpose of improving the processes for the election of governance agents at Eletrobras and its subsidiaries. This document is available in the Corporate Governance area on the company's website:

http://eletrobras.com/pt/Paginas/Governanca-Corporativa.aspx

In January 2021, Eletrobras' Articles of Incorporation was amended to reflect important changes, whose purpose was to meet the reformulation of the template-articles for federal companies pursuant to instructions of the State-owned Company Governance and Coordination Secretariat (SEST), in addition to other changes. The new SEST's template-articles aims at the migration to guidelines recommended by the Organization for the Cooperation and Economic Development (OCDE) related to corporate governance of state-owned companies. Among the main innovations, it must be emphasized the appropriate treatment to hypotheses configuring conflicts of interest between administrators; higher transparency in the execution of the public interest; and improvement of the process to select managers. in special by means of creating a succession plan by the People, Eligibility, Succession and Compensation Committee, which will aid the Board of Directors in monitoring succession plans of managers. That is, the new Articles of Incorporation now provides for the new assignment to the CA of Eletrobras when approving and keeping updated the succession plan of the company managers, with support from the People, Eligibility, Succession and Compensation Committee and from the Chairman of the Board of Directors.

The new articles also empowers the Board of Directors to, among other measures, assess the appropriate correlation between the direction given to the activities of the company and its main business, as set out in the strategic planning. It also strengthens the risk management and compliance system, by expanding the competences of the Eligibility Committee, as a way to better advise the Board of Directors, increasing transparency and treatment in dealings between the Federal Government and the Company, mainly concerning public policies.

Summary of Main Practices

Main corporate governance practices adopted by Eletrobras:

- Board of Directors formed by 36% of independent members;
- Permanent Audit Committee, with competences and functioning defined in Internal Regulations and adhering to SEC requirements regarding performance of the Audit Committee;
- Members of the Holding company's Executive Board who participated in the Board of Directors of all subsidiaries;
- Policy for the Negotiation of Securities Issued by Eletrobras;
- Policy for Use and Disclosure of Relevant Information;
- Code of Ethics and Conduct adopted by all Eletrobras Companies;
- Policy for Appointment of Representatives in Controlled Companies, Affiliates, Foundations and Associations of Eletrobras Companies;
- Policy for Disclosure and Use of Relevant Information and Policy for the Negotiation of Securities of Eletrobras;
- Anticorruption Policy of Eletrobras companies;
- Spokesperson Policy of Eletrobras companies;
- Listing of B3's Level 1 Corporate Governance;
- Different communication channels for complaints and/or reports;
- Certification of internal controls by the managers (CEO and CFO) and by independent auditors, with transparent approach to possible deficiencies and their remediation plans;
- Managers and Members of the Audit Committee are subject to assessment of requirements and prohibitions as set forth in Law No. 13,303/2016 and in Decree No. 8,945/2016;
- Statutory Board of Directors Supporting Committees — Statutory Audit and Risk Committee; Strategy, Governance and Sustainability Committee; and People, Eligibility, Succession and Compensation;
- Annual assessment of members of the Board of Directors, Executive Board and Audit Committee;
- Annual Report in accordance with the Global Reporting Initiative (GRI) guidelines and with the International Integrated Reporting Council - IIRC framework;
- Publication of financial statements in accordance with international accounting standards;
- Publication of audited quarterly reports (ITR);

- Internal Audit linked to the Board of Directors;
- Guide for Board of Directors Member representing Eletrobras;
- Guide for Audit Committee Member representing Eletrobras;
- Bylaws of Board of Directors
- Bylaws of the Audit Committee; and
- Bylaws of Advisory Committees to the Board of Directors;
- Corporate Sustainability Index Listing - ISE / B3;
- Level 1 Certification (excellence level) of the Governance Indicator - IG-SEST, developed by SEST, under the Ministry of Economy, in order to assess compliance with the legislation and guidelines established by the Inter-ministerial Commission on Corporate Governance and Administration of Federal Government Shareholdings - CGPAR, in the search for implementation of best market practices, in the years of 2017, 2018 and 2019.

Our management and corporate governance instruments are available at: http://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx.

The Annual Governance and Public Policy Letters of other Eletrobras companies are available in their respective webpages, at: https://eletrobras.com/pt/Paginas/Empresas-Eletrobras.aspx.